September 8, 2005

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
U. S. Securities and Exchange Commission Mail Stop 3561
Washington, D.C. 20549
United States of America

  Re:      Rostelecom OJSC (the "Company")
           Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F") Filed June 29, 2005
           File No. 1-15094
           Response to comment letter dated July 28, 2005

Dear Mr. Spirgel:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the "Commission") on the Form 20-F set forth in the Staff's letter dated July 28, 2005. To facilitate your review, we have set forth below each of your comments with our corresponding response and have numbered the items to correspond to your original letter.


Investment Policy Highlights, page 23

1. We note that you have planned to phase out your analog trunk lines which, per your disclosure on page 29, consisted of 15,810 lines. Tell us your consideration of paragraph 8 of FAS 144. Also tell us why the estimated lives of these lines were not revised under US GAAP.

Response

The phasing out of our analog trunk lines in order to provide digital service to virtually all of our customers is one of the major areas of focus of our investment program. However, within our telecommunication network, our analog lines continue to provide the following principal functions:

o Provision of telecommunication services in regions where our digital networks either do not exist or are not sufficient to fully satisfy our customers' needs;

o Serve as back-up capacity to provide a continuous and uninterrupted service to our customers; and

o Provision of telecommunication services to specific users who are unable to operate with our digital network.

Based on the foregoing uses of the analog lines, we consider them to be an inseparable part of our network and we believe the lines will continue to be utilized in this capacity for the remainder of their useful lives.

We considered the provisions of FAS 144 as it relates to our analog lines and concluded that we operate in a single segment, being the provision of long-distance telecommunication services through operating our main intercity network and the international telecommunications gateways. Our revenues come from customers or other operators for carrying traffic or renting telecommunication channels. Signals received by our equipment are directed in a way that provides optimal capacity and use of our network, including both our digital and analog lines - regardless of whether a client uses our digital or analog network. We cannot specifically match our revenues in any region or within any group of clients with individual telecommunications lines or equipment.

As a result, we consider our entire nationwide network to be the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. At each balance sheet date we perform an assessment as to whether there is an indication that it may be impaired and give consideration to the provisions of FAS 144. We believe that as of December 31, 2002, 2003 and 2004 there was no such indication. As such, we continue to believe the carrying amount of our analog lines to be recoverable and the remaining useful life to be appropriate.


Restatement of Historical Financial Statements, page 56

2. We note that you recognize revenue "when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be reliably measured." We further note your disclosure here that prior to the restatement, you "recognized revenues and expenses related to intercity and international telephone services based on the difference between actual billings and actual traffic. This adjustment resulted in a build-up of an unbilled receivable . . . , the realizability of which  could not be assured . . . . in the  absence of clear  regulatory and contractual guidelines." Tell us why your accounting is appropriate under US GAAP and include in your response references to the appropriate accounting literature. Also tell us how you determined the actual billings. In this connection,

     o in light of your decision to record revenues based on actual billings, tell us how you concluded that you have recorded, in revenue, all amounts that are realized or realizable and earned. Refer to Topic 13.A.1 of SAB 104.

     o Describe the unclear regulatory and contractual guidelines that preclude recognition of actual traffic into revenues.

     o Tell us how you intend to account for any unrecorded unbilled traffic as of the 2004 balance sheet date and if any amount is subsequently realizable or measurable, pending further resolution.

     o Additionally, tell us how you accounted for unbilled (but potentially billable) traffic occurring between the billing cutoff date and the balance sheet date as well as the related costs.

     o Tell us if you expect to revise your basis for revenue measurement as a result of the implementation of the Unified Billing System (UBS). We note your disclosure on page 23 that the new system is expected to improve the precision of settlements between operators and automate the traffic routing process.

Response

Under the rules governing the Russian telecommunications industry, the Inter-Regional Telecommunications Companies originating traffic (hereinafter referred to as `IRCs') bill individual subscribers. We bill originating IRCs for the use of our domestic long-distance network and/or for the use of international networks. Terminating IRCs bill us for the use of the IRCs' regional networks. According to a government decree and corresponding bilateral contracts between us and the individual IRCs, we bill originating IRCs on a monthly basis, based on current rates and the prior month's actual traffic.

Thus, the bill for a given month does not take into account the actual traffic for that month. For example, we would bill an originating IRC for the month of May based on the actual traffic in April charged at the billing rates in effect at the time of billing.

As a result of these billing and contractual arrangements, for our services rendered from January through December 2004, we are contractually entitled to bill and collect for the amount of actual traffic we carried from December 2003 through November 2004.

Prior to the restatement, we accrued for the difference between actual traffic and billings made for the services provided in December to record our revenue for any given year based on January through December actual traffic (i.e., the "true-up amount"). As a result, prior to the restatement our December 31, 2003, accounts receivable balance included January 2004 billings. In 2004, based on our assessment of the contractual terms, we concluded that the accrued receivable balance is not billable, and therefore, not collectible. In other words, the accrued receivable balance represented a "cut-off" error that had built up over a number of years. This assessment is based on the following considerations:

1. Based on our review of the contractual provisions and after consultation with our legal counsel, we concluded that there is no legal/contractual basis for us to be able to claim the true-up amount from the IRCs.

2. We and our controlling shareholder--which is also the IRCs' controlling shareholder (Svyazinvest)--do not expect that there will be a final settlement of the true-up amount should the current payment scheme be changed or terminated in the future. If we had to terminate the current contracts, for example, on December 31, 2004, we would bill for December 2004 traffic in the amount of November 2004 actual traffic, and we would not be able to bill and collect any difference between actual November 2004 and December 2004 traffic, regardless of the volume of December 2004 actual traffic.

3. We have never billed or requested payment from the IRCs for any portion of the true-up amount and, therefore, do not have a history of collections of such amounts.

4. Our reconciliation of receivable balances with the IRCs at December 31, 2004 did not include the true-up amount.

Therefore, we have concluded that we should record revenues based on current contractual terms rather than actual traffic in view of the revenue recognition criteria outlined in Topic 13 of SAB 104 as at least two of the criteria referred to below are not met:

1. Persuasive evidence of the arrangement exists in the form of the relevant government decrees and orders, bilateral contracts between us and the IRCs and existing business practices. The contractual terms stipulate that current month billings are measured based on the prior month's actual traffic and do not provide for a true-up based on the current month's actual traffic.

2. Delivery has occurred or services have been rendered since services are delivered at the moment long-distance calls are made, which is captured by our systems.

3. The selling price is fixed and determinable, as it is based on actual usage priced at contractually determined tariffs.

4. Collectibility is reasonably assured based on the history of collections of billed amounts from the respective IRCs.

Similar to revenue arrangements, we are billed for our costs based on prior month actual costs. If we had to terminate the current contract, for example, on December 31, 2004, we would be billed for our December 2004 costs in the amount of our November 2004 actual traffic. We would not be liable for any difference between the actual November 2004 and December 2004 costs. Accordingly, revenue-related costs were also restated to agree with contractual provisions.

In summary, we concluded that our prior accounting for IRC revenues and costs was not correct, and after consultations with Ernst&Young, we decided to restate our previously issued financial statements.

Finally, we do not expect that the implementation of the new Unified Billing System will lead to changes in our revenue recognition and measurement because the system, by itself, does not change the regulatory environment or contractual terms. However, as we described in Note 31(d) to our Consolidated Financial Statements, we expect that new Russian regulations and contractual terms will probably lead to changes in our business practices resulting in a new system of accounting for our revenues and expenses. The principal difference is that revenues and related costs would be measured based on actual traffic of the current month, rather than of the prior month.


Novation Agreements, page 102

3. Tell us the US GAAP accounting impact, if any, which arose from the substitution of your lease obligations into borrowings under the Novation Agreements and the related transfer of assets.

Response

The Novation agreements were executed in conjunction with the sale of our consolidated investment in RTC-Leasing during 2003 in order to purchase the remaining interest in certain telecommunications equipment previously owned by RTC-Leasing.

From the standpoint of the Company's consolidated financial statements, the execution of the Novation agreements did not result in any separate US GAAP accounting impact. The Company's basis in the related assets was a component of the overall RTC-Leasing disposal transaction that resulted in the net loss from discontinued operations disclosed in our Consolidated Statements of Income.


4. Tell us the nature of the accounts receivable written off in the amount of RUR 774 million.

Response

Prior to 2002, some revenues and related receivables were recognized by our Moscow branch. However, these receivables were not collected. Based on our investigation performed in 2002, we concluded that these receivables were recorded as a result of unauthorized access to our network and that the receivables were probably not collectable. A provision for doubtful accounts was recorded in 2002. Our policy is that when we detect such unauthorized access we initiate certain legal procedures. If, upon completion of these legal procedures, we conclude that we will not be able to collect the receivable, we write-off the receivable. The amount of RUR 774 million written-off in 2004 relates to such accounts receivable (previously reserved for during 2002) that we concluded were not collectible after legal proceedings had been completed.

Note 18. Interest-bearing loans, page F-34

5. We note that the Government, which has a significant ownership in you through Syzainvest, forgave and wrote off fines and penalties related to your overdue debt that resulted in a gain of RUR 752 million. Tell us your consideration of SAB Topic 5.T.

Response

SAB Topic 5.T. indicates that the Company may be required to account for such a transaction with an offsetting contribution to capital, "unless the stockholder's action is caused by a relationship or obligation completely unrelated to his position as a stockholder."

We have considered this literature and concluded that the Government's forgiveness of the penalties associated with the overdue debt should be recorded as a gain rather than as a capital contribution because, under these particular circumstances, the Government's action was completely unrelated to its position as a stockholder, but rather, was taken for the health of overall economy and pursuant to specific legislative policy designed to restore stability to the Russian economy. Our conclusion was based on the considerations set forth below.

In the early 1990s there was no developed banking system in Russia. Due to the high country risks, cross-border financing was not available for even the largest most-stable Russian companies like ours. Therefore, the Russian Government acted as an intermediary and guarantor between foreign banks and Russian companies, i.e., the Russian Government borrowed money from foreign banks and provided loans to various Russian companies for large infrastructure projects that contributed to the economic and social development of Russia. The loan referred to in your question was granted to us (and was similar to loans granted to many other Russian companies in many industries) in 1994 as part of the above mentioned governmental program.

As a result of the severe economic and banking crisis in 1998, many Russian companies, including us, defaulted on such loans. As part of its efforts to facilitate economic growth in Russia, debt forgiveness was offered by the Government to all Russian companies (municipal, governmentally-owned or private) with similar types of borrowings made prior to August 1, 1998. The debt forgiveness program was enacted by Government Decree #435 of July 17, 2003, and was offered to all entities. The decree indicated that it was intended to provide relief from certain hard currency debts that occurred as a result of the 1998 economic crisis. The forgiveness, therefore, was not based on bilateral and/or selective Government policy aiming to aid its investees, which would have been an indicator that the Government is acting as a shareholder, but rather, was equally applied to unrelated companies on a very broad basis (not only to the telecommunications industry) with the goal to stimulate economic recovery.

The loan program was governed by the Ministry of Telecommunications, which also manages our principal shareholder Svyazinvest, while the relief was granted by the Ministry of Finance, which represents a different non-industry specific government agency. We believe these facts also support our conclusion that the Government's action was caused by a relationship unrelated to its position as a shareholder.

Note 23. Discontinued Operations, page F-39

6. Tell us how you accounted for Westelcom's purchase of RTC-Leasing's rights under the Novation Agreements for RUR 368 million. We note that you were obligated to pay RUR 2,311 million to RTC-Leasing in 2038.

Response

As discussed in our response to Question 3 above, this transaction was executed in conjunction with the sale of our consolidated investment in RTC-Leasing. Westelcom is our fully-owned subsidiary. As such, from the standpoint of the Company's consolidated financial statements, Westelcom's purchase of RTC-Leasing's rights under the Novation Agreements for RUR 368 million had no separate accounting impact. The amount of RUR 368 million represents the net present value of RUR 2,311 million payable in 2038.


7. Tell us the nature of the differences in the amounts paid to RTC-Leasing as reported in this section and in "Second Amended Lease Agreements" on page
     102. Also tell us the amount recorded in the financial statements.

Response

The differences relate to the VAT that will be paid in conjunction with our payments to RTC-Leasing. Our disclosure in Note 23 on page F-39 indicates that we have future lease payments of RUR 6,018 million, including VAT of RUR 918 million, of which, RUR3,705 million became due on January 28, 2004 and RUR 2,313 million is due on January 30, 2034. Our disclosure related to the Second Amended Lease Agreements on page 102 of our annual report did not include the amount of VAT that will also be due in conjunction with these payments. It was worded as follows:

o a first payment totaling RUR 3,140.4 million under the Lease Agreements would be made by us to RTC-Leasing on January 28, 2004;

o a second payment totaling RUR 1,958.5 million under the Lease Agreements would be made by us to RTC-Leasing on January 30, 2034.

The difference in the amounts is explained by the 18% VAT that will be due in conjunction with the payments to RTC-Leasing. We will indicate the amount of VAT in both disclosures in our future filings.


Note 36. New US GAAP standards adopted in 2004, page F-57

8. We note that your investment in GlobalTel is accounted for under the equity method. For US GAAP purposes, tell us how you concluded that this investment is not required to be consolidated under paragraph 5 of FIN 46R.

Response

In determining whether GlobalTel should be consolidated under FIN 46R we performed a step by step analysis.

Step 1 - Analysis of the conditions listed in paragraph 5.

Paragraph  5  lists  the  conditions   when  an  entity  should  be  subject  to
consolidation.

a. Is the total equity investment at risk sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including equity holders?

GlobalTel's equity (share capital) amounts to less than 10% of its total assets and GlobalTel has generated significant losses since its inception. Equity of less than 10% of total assets is given as guidance in paragraph 9 of FIN 46R for insufficient equity. Further, we and the other shareholder of GlobalTel have financed the activities GlobalTel by vendor financing and loans. We therefore concluded that the equity investment at risk is not sufficient to finance its activities without additional subordinated financial support. We therefore consider that this condition exists.

b. As a group do the holders of the equity investment at risk lack any one of the following:

     o the direct/indirect ability through voting rights to make decisions about an entity's activities that have a significant effect on the success of the entity;
     o    the obligation to absorb the expected losses of the entity;
     o    the right to receive the expected residual returns of the entity ?

We concluded that both shareholders participate in the decisions of the entity through their voting rights. Both shareholders have the right to receive the expected residual returns and absorb the expected losses of the entity. There is nothing that protects the equity owners from expected losses or guarantees or limits a return from the entity. Therefore, this condition does not exist.

c. As a group do the holders of the equity investment at risk lack any one of the following:

     (i) proportional voting rights of the investors to their obligation to absorb the expected losses of GlobalTel;

     (ii) Does substantially all of the activities of GlobalTel either involve or are conducted on behalf of an investor that has disproportionately few voting rights?

Both the shareholders have voting rights in proportion to their ownership interest as well as obligations to absorb the expected losses of the entity and their rights to receive the expected residual returns. The activities of GlobalTel are not conducted on behalf of any of the shareholders. We therefore concluded that this condition does not exist.

Step 2 - Analysis whether any of the scope exemptions in FIN 46R apply?

In our analysis of paragraph 5 of FIN 46R we thus concluded that the first condition above existed and that GlobalTel potentially should be subject to consolidation. We proceeded with our FIN 46R analysis further to analyze whether GlobalTel qualified for any of the scope exemptions listed in paragraph 4.

GlobalTel is a company registered in the Russian Federation and is 51% owned by us and the remaining 49% is owned by an entity incorporated in the United States. The US shareholder owns a US-based global satellite network and is unrelated to us. GlobalTel was formed to provide access to the global satellite network. When GlobalTel was set up the intention between the shareholders was that it should be a jointly controlled company. However, since GlobalTel would own satellite equipment, which the Russian Government considers to be "strategic assets", a 50/50 ownership between the parties was not possible and the 51/49 ownership was agreed. To achieve joint control over GlobalTel, the shareholders agreed on provisions in the charter of GlobalTel such that all significant decisions effectively require both shareholders' approval. Quorum for a shareholders' meeting requires that 3/4 of the shareholders are present and decisions at the meeting will only pass if 3/4 of shareholders present vote in favor. Effectively, this means that both shareholders have to agree for any decision to pass.

The following are examples of actions requiring a shareholders' decision:

o  Changes in the charter of the Company;
o  Reorganization of the Company;
o  Liquidation of the Company;
o  Appointment of the Board of Directors;
o  Determination of the maximum number of shares;
o  Increase / Decrease in share capital;
o  Appointment of members to Audit Committee;
o  Approval of auditors;
o  Approval of financial statements;
o  Approval of how information is announced to the shareholders;
o  Approval of split or consolidation of shares;
o Approval of significant transactions exceeding 50% of the Company's total assets;
o  Decision on repurchase of shares;
o  Participation in other holdings;
o  Election of the General Director and termination of his duties.

The Board of Directors is appointed by the shareholders and consists of six members plus the General Director. Each shareholder appoints three members and the General Director is appointed jointly by the shareholders.

The  following  are  examples  of actions  requiring  a decision by the Board of
Directors:

o        Call for extraordinary shareholders' meeting;
o        Decisions on compensation to management;
o        Recommendation on contribution to Audit Committee;
o        Decisions on audit fees;
o        Recommendation on dividends;
o Approval of internal documents which regulate management structure (including, among other things, job descriptions);
o        Approval of investments;
o Decisions on significant transactions that are between 25% - 50% of total assets of the Company. These decisions have to be approved by all members of the Board. If not agreed, the matter should be decided by the General Shareholders' Meeting.;
o        Participation in other organizations.

As noted above, the shareholders jointly appoint the General Director. The day-to-day operation of GlobalTel is managed by the General Director. However, his authority to take decisions in the daily operations of GlobalTel is limited to transactions involving up to $100,000. All decisions exceeding this amount have to be approved by the Board or, if they cannot agree, by the shareholders. Therefore, effectively, any significant decision in the day-to-day operations of the company is delegated to the Board.

Based on the above, we concluded that GlobalTel is not in the scope of FIN 46R because it is a joint venture under joint control. This conclusion was made under the provisions of paragraph 4 of FIN 46R which, in short, states:

An entity should not be evaluated to determine if it is a VIE unless one or more of the following criteria are met:

1. The reporting enterprise participated significantly in the design of the entity. However, this condition does not apply if the entity is a joint venture under joint control of the reporting enterprise and one or more independent parties;

2. The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise;

3. The reporting enterprise provide more than 50% of the entity's equity, subordinated debt and other subordinated financial support to GlobalTel; and

4. The entity's activities are set up as securitization or other form of asset-backed financing or single-lessee leasing arrangements.

Although, the first criterion above is met, i.e., we did participate significantly in the design of the entity, the condition does not apply because GlobalTel is a joint venture under joint control. Criteria 2, 3 and 4 above were not met according to our analysis.

Step 3 - Apply other GAAP

Since we concluded that GlobalTel is not in the scope for consolidation under FIN 46R, we should apply other GAAP in accounting for GlobalTel. We considered the provisions of APB 18 which discusses the accounting for joint ventures and other non-controlled entities. We have chosen the equity method because we believe it best reflects the nature of our investment in GlobalTel.


Note 36. Statement of Shareholders' Equity, page F-60

9. We note that you are required to maintain a reserve fund through mandatory annual transfers of at least 5% of your statutory net profits. Separately present this reserve in your statement of shareholders' equity. See paragraph 15 of FAS 5.

Response

In accordance with our Charter, we are to maintain a reserve fund through a mandatory annual transfer of at least 5% of our statutory net profits up to the maximum amount of 15% of our statutory share capital. Our statutory share capital amounts to RUR 2,429 million and 15% of the share capital equals RUR 364 thousand. Please note that the statement of Shareholders' equity reflects an indexed amount of share capital, to reflect the effects of inflation, and not the statutory share capital.

We understand and acknowledge your comment that a separate presentation of the reserve fund is required to clearly identify our shareholders' equity that is available for distribution. However, as we present our consolidated financial statements in millions of rubles, the reserve fund is not significant enough for a separate line (i.e., it does not round to 1). However, in future filings we will include a supplemental disclosure in the notes to our financial statements, indicating the amount of the reserve fund.

                                                        * * * *

In connection with our responses above, we acknowledge that

o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We appreciate your comments and believe that the above explanations respond to your questions. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Alexander Lutsky
_____________________
Chief Accountant of OJSC Rostelecom
Alexander A. Lutsky



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